UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 001-43116

Clear Street Group Inc.

The Nasdaq Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

150 Greenwich Street, 45th Floor

New York, NY 10007

Telephone: (646) 845-0036

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Class A Common Stock, par value

$0.00001 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒

Pursuant to 17 CFR 240.12d202(c), the Issuer has complied with the rules of the Exchange and requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Clear Street Group Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: March 5, 2026	By:	/s/ Edward T. Tilly
		Name:	Edward T. Tilly
		Title:	Chief Executive Officer